Exhibit B

CALTIER REALTY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019



CalTier Realty, LLC

Table of Contents

PKF San Diego, LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members
of CalTier Realty, LLC
San Diego, California

We have audited the accompanying financial statements of CalTier Realty, LLC, a California Limited Liability Company (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
T: (619) 238 1040 **F:** (619) 237 5177 **E:** info@pkfsandiego.com **W:** www.pkfsandiego.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalTier Realty, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PKF San Diego, LLP

San Diego, California
December 23, 2021

PKF San Diego, LLP

CALTIER REALTY, LLC

BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 844	$ 24,070
Accounts receivable - related parties, net	30,152	3,144
Advances to related parties	213,375	139,070
Total assets	$ 244,371	$ 166,284
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 4,312	$ 4,097
Current portion of note payable	108,570	-
Total current liabilities	112,882	4,097
Note payable, net of current portion	-	100,570
Total liabilities	112,882	104,667
Commitments and Contingencies (Notes 2, 5 and 6)		
Members' equity	131,489	61,617
Total liabilities and members' equity	$ 244,371	$ 166,284

CALTIER REALTY, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
REVENUES	$ 35,246	$ 75,844
OPERATING EXPENSES		
Selling, general and administrative	24,761	47,110
Professional and legal	38,613	89,354
Total operating expenses	63,374	136,464
Operating loss	(28,128)	(60,620)
OTHER INCOME (EXPENSE)		
Interest expense	(8,000)	(2,624)
Other income	1,000	-
Total other expense	(7,000)	(2,624)
NET LOSS	$ (35,128)	$ (63,244)

CALTIER REALTY, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Class A Units	Class B Units	Amount
Members' Equity, December 31, 2018	-	753,300	$ 46,111
Net loss	-	-	(63,244)
Sale of member interest	40,000	30,000	60,000
Member interest issued for services	-	25,000	18,750
Members' Equity, December 31, 2019	40,000	808,300	61,617
Net loss	-	-	(35,128)
Sale of member interest	60,000	10,000	105,000
Members' Equity, December 31, 2020	100,000	818,300	$ 131,489

CALTIER REALTY, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows from Operating Activities		
Net loss	$ (35,128)	$ (63,244)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Member interest issued for services	-	18,750
Accrued interest	8,000	570
Gain on Economic Injury Disaster Loan forgiveness	(1,000)	-
Change in operating assets and liabilities:		
Accounts receivable - related parties	(27,008)	28,804
Advances to related parties	(74,305)	(139,070)
Accounts payable and accrued expenses	215	4,097
Net Cash Used in Operating Activities	(129,226)	(150,093)
Cash Flows from Financing Activities		
Payments on note payable	-	(9,000)
Proceeds from note payable	-	100,000
Proceeds from Economic Injury Disaster Loan	1,000	-
Proceeds from issuance of member interests	105,000	60,000
Net Cash Provided by Financing Activities	106,000	151,000
Net (Decrease) Increase in Cash and Cash Equivalents	(23,226)	907
Cash and Cash Equivalents at Beginning of Year	24,070	23,163
Cash and Cash Equivalents at End of Year	$ 844	$ 24,070
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year For:		
Interest	$ -	$ 2,624
Taxes	$ -	$ -

CALTIER REALTY, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Nature of Operations

CalTier Realty, LLC (the "Company") is a Fintech company changing the way people around the world invest into real estate and other alternative asset classes. The Company is currently focused on bringing institutional-grade real estate investments to the everyday investor and removing the complicated barriers that currently exist.

Real Estate Acquisition & Management

Since inception, the Company has focused primarily on the acquisition, management and growth of equity investments which typically have ownership of multi-family workforce housing. These assets are often off-market and have historically not been made available to the general public. The Company has extensive relationships within the real estate industry and selects properties discovered through real estate brokers, pre-existing professional relationships, independent property owners and public/city properties and/or owned land.

Nature of Operations Summary

The Company is structured as a California limited liability company, which was formed on August 18, 2017, with substantially all of its operations conducted through its existing funds and special purpose entities consisting of CalTier Fund I, LP (the "Fund"), CalTierSDI, LLC, CalTierAZI, LLC and CalTierTXI, LLC (the "Operating Partnerships") as a general partner or managing member. The Company operates under the terms of its limited liability operating agreement ("Operating Agreement") that provides the Manager the full, exclusive, and absolute right, power, and authority to manage the business affairs of the Company, control its property and assets, and make all decisions affecting the Company. Members' liability is limited and members shall not be liable for debts, obligations, or liabilities of the Company.

The Company provides asset management services for all of the properties in the Company's portfolio and the additional properties to be acquired by the Company and entities under which the Company has Operating Partnerships for. As of December 31, 2020, the Company owned no real property, accordingly, all of its revenues were derived from its asset management and fund management services. The Company serves, directly or indirectly and either alone or with co-managers or co-managing members as the manager or managing member of each of the related entities.

As of December 31, 2020, the Company had begun its initial operations of managing properties. The Company's activities since inception have consisted of formation activities, capital raising and initial investments. Once the Company fully commences its planned principal operations across all of its investments, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the full commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned full operations, scaling back on its full planned operations, or failing to profitably operate the business and properties of others.

The Company is the process of commencing capital raising through a crowd funding platform. The Company's investment period will commence on the date of the initial closing and expires on the earlier of: (i) the date at which the maximum offering amount has been sold, (ii) April 30, 2022, and (iii) the date at which the offering is terminated by the Company. The Company shall continue indefinitely unless all investments are sold and distributions made to the members or at the sole discretion of the management at any point in time.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents and Concentration of Cash Balances

The Partnership considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased. The Partnership's cash and cash equivalents in bank accounts, at times, may exceed federally insured limits. The Fund has not experienced any losses due to these limits.

Accounts Receivable – Related Parties, Net

Accounts receivable are primarily with related parties that the Company operates as General Partner and are stated at the historical carrying amount net of write-offs and allowances for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on historical experience and any specific customer collection issues that the Company has identified. There was no allowance for uncollectible accounts at December 31, 2020 and 2019. No interest on past due amounts is charged. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that the balance will not be collected.

Advances to Related Parties

Advances to related parties are expenses and other costs paid for on behalf of related parties until those operations raise capital and begin operations. The balance of advances to related parties at December 31, 2020 and 2019 was approximately $213,000 and $139,000, respectively.

Deferred Financing Costs

The Company complies with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 340-10-S99-1, *Other Assets and Deferred Costs* and SEC Staff Accounting Bulletin (SAB) Topic 5A - *Expenses of Offering*. Deferred offering costs consist principally of accounting and legal fees incurred in connection with an offering the Company intends to commence during 2021 under Regulation A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Balance Sheets. The deferred offering costs will be charged against proceeds from member contributions upon the completion of the offering or to expense if the offering is not completed further. The Company had no deferred offerings costs as of December 31, 2020 and 2019.

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Equity Method Investments

The Company accounts for its investments in which it has or is otherwise presumed to have significant influence, including investments in unconsolidated funds, strategic investments and carried interest, using the equity method of accounting. The carrying amounts of equity method investments are reflected in investments in the balance sheets. Certain of the Company's equity method investments are reported at fair value. Management's determination of fair value includes various valuation techniques. These techniques may include market approach, recent transaction price, net asset value approach, discounted cash flows, acreage valuation and may use one or more significant unobservable inputs such as EBITDA or revenue multiples, discount rates, weighted average cost of capital, exit multiples, terminal growth rates and other unobservable inputs. Alternatively, the carrying value of investments accounted for using equity method accounting is determined based on amounts invested by the Company, adjusted for the equity in earnings or losses of the investee allocated based on the respective partnership agreements, less distributions received. The Company evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. Except for carried interest, the Company's share of the investee's income and expenses for the Company's equity method investments is included within principal investment income (loss) and net realized and unrealized gains (losses) on investments within the Statements of Operations. Carried interest allocation is presented separately as a revenue line item within the Statements of Operations, and the accrued but unpaid carried interest as of the reporting date is reported in within investments in the Balance Sheets.

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

The Company applies ASC 718-10, *Compensation – Stock Compensation*, ("ASC 718-10") which requires the measurement and recognition of compensation expenses for all stock-based payment awards made to employees and directors including employee stock options under the Company's stock plans based on estimated fair values. ASC 718-10 requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The fair value of the award is recognized as an expense over the requisite service periods in the Company's statements of operations. The Company recognizes stock-based award forfeitures as they occur rather than estimate by applying a forfeiture rate.

All issuances of stock options or other equity instruments to non-employees as consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued. The Company recognizes compensation expense for the fair value of non-employee awards over the requisite service period of each award.

Revenue Recognition

Revenues consist of management fees, carried interest allocation, incentive fees, principal investment income and administrative, transaction and other fees. The Company recognizes revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company's revenue is based on contracts with a determinable transaction price and distinct performance obligations with probable collectability. Revenues are not recognized until the performance obligation(s) are satisfied. All of the Company's revenues were generated from related parties.

In addition, the Company typically operates as a General Partner and manages investment portfolios. Principally all fees are earned from affiliated funds of the Company. The contractual terms of these fees vary by fund structure and investment strategy.

<u>Asset Management Fee</u>

Asset management fees are generally based on a defined percentage of fair value of assets, total commitments, invested capital, net asset value ("NAV"), net investment income, total assets or par value of the investment portfolios managed by the Company. Principally all asset management fees are earned from affiliated funds of the Company. The contractual terms of management fees vary by fund structure and investment strategy. Asset management fees are recognized as revenue in the period advisory services are rendered, subject to the Company's assessment of collectability. The asset management fee is equal to an annualized rate ranging between 2.0% and 3.0%, which is based on the NAV or capital contributions at the end of each prior quarter. For the fiscal years ended December 31, 2020 and 2019, the Company earned $33,146 and $26,000 in asset management fees, respectively.

<u>Asset Acquisition Fee</u>

For each real estate investment, the Company assists in investment portfolios managed by the Company, the Company will receive 1.0%-2.5% of the investment's purchase price. For the fiscal years ended December 31, 2020 and 2019, the Company earned $2,100 and $4,144 in asset acquisition fees, respectively.

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Construction Management Fee

For each real estate investment for which the Company manages the construction or renovation, the Company is entitled to receive additional fees for construction supervision in connection with certain construction activities undertaken at the managed properties equal to 5.0%-7.5% of the cost of such construction. For the fiscal years ended December 31, 2020 and 2019, the Company did not earn any construction management fees.

Disposition Fee

For each real estate investment, the Operating Partnerships will pay its General Partner or its designated affiliate 0.5%-1.0% of the investment's sale price. For the fiscal years ended December 31, 2020 and 2019, the Company did not earn any disposition fees.

Property Management Fee

The Company earns property management fees by providing continuous services pursuant to property management agreements with certain clients. The Company generally earns fees under these agreements equal to 2.5%-4.0% of gross collected rents from a property. For the fiscal years ended December 31, 2020 and 2019, the Company did not earn any property management fees.

Marketing Fee

The Company earns marketing management fees by providing marketing campaigns, designing advertising and promotional information with certain clients. The Company generally earns fees under these agreements based upon effort agreed to by both parties and when the materials or advertising occurs or at a point in time. For the fiscal years ended December 31, 2020 and 2019, the Company earned $0 and $45,700 in marketing fees, respectively.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense was approximately $6,000 and $17,000, for the year ended December 31, 2020 and 2019, respectively.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740, *Income Taxes*, ("FASB ASC 740") for accounting for uncertainty in income taxes recognized in an enterprise's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Fund's policy is to recognize interest and/or penalties related to all tax positions in income tax expense. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position and no interest or penalties were accrued as of December 31, 2020 and 2019.

NOTE 2 – Summary of Significant Accounting Policies (Continued)

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Subsequent Events

Subsequent to year-end, the Company received $550,000 in investments.

Subsequent to year-end, the note payable (see below) and accrued interest were converted into 11,200 Class B member units.

The Partnership evaluated all significant events or transactions that occurred through December 23, 2021, the date these financial statements were available to be issued.

NOTE 3 – Note Payable

In October 2019, the Company entered into a convertible note with an investor for up to $1,000,000 in one or more distributions. The note can be converted in Class B member units in the event the Company has a qualified financing (as defined) of $1.5 million from investors at specified discount increments through July 2, 2020. After July 2, 2020, the note can be converted at the then per unit price of member units or be repaid in full, along with accrued interest. This note bears interest at 8% and has maturity of 18 months from the date of issuance. In December 2019, the Company borrowed $100,000 on this convertible note. At December 31, 2020 and 2019, the balance of the note and accrued interest amounted to $108,570 and $100,570, respectively.

NOTE 4 – Members' Equity

The Company has two classes of Members, Class A and Class B. Class A Members have minimum investment requirements and are to comprise of up to 20% of the total interest of the Company. Class B Members include founding members, the Manager of the Company, issued for services and sales. Class B Members will comprise of up to 80% of the total interest of the Company. Class B Member interests can be sold, granted, and transferred to others without the permission of Class A Members as long as Class A Members are not diluted in their percentage interest in the Company and allow other Class B Member to exert management control over the Manage.

The Operating Agreement provides that members may not withdraw their membership prior to the dissolution of the Fund and the completion of the winding-up of the affairs and the liquidation and/or distribution of the property and assets of the Company.

Distributions

The Members may receive distributable cash from the Company as authorized in the operating agreement. Distributable cash is determined in the sole discretion of the Manager after withholding sufficient working capital and reserves to ensure that Company can operate property.

Distributable cash, if any, derived from operation of the Company will be evaluated on a quarterly basis, and disbursed as provided below until expended.
- First, the Class A Members will receive eighty percent (80%) of the distributable cash, pro rata, in accordance with their percentage interests until such time the Class A Members receive a return of their capital contributions.
- Thereafter, the Class B Members shall receive twenty percent (20%) of the distributable cash, pro rata in accordance with their percentage interests until such time the Class A Members receive a return of their capital contributions.

NOTE 4 – Partners' Equity (Continued)

Distributable Cash, if any, after the Class A Members have received a return of their capital contributions shall be expended as follows:
- First, the Class A Members will receive twenty percent (20%) of the distributable cash, pro rata, in accordance with their percentage interests.
- Thereafter, the Class B Members shall receive eighty percent (80%) of the distributable cash, pro rata in accordance with their percentage interests.

NOTE 5 – Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

NOTE 6 – Financial Risks and Uncertainties

In December 2019, a novel strain of coronavirus ("COVID-19") surfaced and during 2020 spread globally, resulting in a pandemic. This event has caused significant economic uncertainties and the Company experienced declines in capital raising and investments as a result. While the disruption is expected to be temporary, the duration of this event is unknown. Accordingly, the financial impact and duration cannot be reasonably estimated at this time.

Concentration of Credit Risk

The Company maintains cash balances with one financial institution. At December 31, 2020, accounts at this bank were insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000; however, at times, these balances may exceed the insured limits by the FDIC. The Company has not sustained any credit losses from this institution.

For the year ended December 31, 2020 and 2019, the Company had three customers which accounted for 100% of revenues. In addition, the Company had two customer which accounted for 100% of the Company's accounts receivable balance and one customer that represented 100% of the advance balance at December 31, 2020. All of the revenues, receivables and advances were from related parties.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increasing or decreasing in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counter parties fail to perform pursuant to the terms of their obligations.